NUTRACEUTICAL INTERNATIONAL CORPORATION

1400 Kearns Boulevard, 2nd Floor

Park City, Utah

August 28, 2017

Via EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:          Nutraceutical International Corporation Request to Withdraw Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-3 filed under for type S-3/A (File No. 333-146833)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Nutraceutical International Corporation (the “Company”) hereby requests the withdrawal of the Company’s registration statement on Form S-3/A, the most recent amendment of which was filed with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2017. The Company erroneously filed with the Commission via EDGAR Post-Effective Amendment No. 1 to Form S-3 (File No. 333-146833) under form type S-3/A, rather than under form type POS AM, as was intended. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission withdraw such S-3/A filing.

If you have any questions with respect to this matter, please call (435) 655-6000. Thank you for your assistance in this matter.

Very truly yours,

NUTRACEUTICAL INTERNATIONAL CORPORATION

By:	/s/ Cory J. McQueen
Name:	Cory J. McQueen
Title:	Chief Financial Officer